# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grove Collaborative Holdings, Inc., CIK 0001841761
CUSIP: 39957D102
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 08/07/2025
Filed by CIK 0001832413
Persons authorized to receive notices and communications: Ross Berman, HCI Grove, LLC, 807 West Ave., Austin, Texas (TX), 78701, 917-699-1415

## Reporting persons
- HCI Grove, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,111,110; sole dispositive power 0; shared dispositive power 1,111,110; aggregate amount beneficially owned 1,111,110 (2.7% of the class)
  Comment: Comment for Type of Reporting Person: Jason H. Karp is the sole Manager of HCI Grove, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- HCI Grove Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 362,000; sole dispositive power 0; shared dispositive power 362,000; aggregate amount beneficially owned 362,000 (0.9% of the class)
  Comment: Comment for Type of Reporting Person: Consists of a warrant to purchase an aggregate of 362,000 shares of the Class A Common Stock (on an adjusted basis), which is currently exercisable. Ross Berman is the sole Manager of HCI Grove Management, LLC and may be deemed to have voting, investment and dispositive power with respect to these securities.
- Jason H. Karp (CIK 0001832413): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,631,110; sole dispositive power 0; shared dispositive power 1,631,110; aggregate amount beneficially owned 1,631,110 (4% of the class)
  Comment: Comment for Type of Reporting Person: Consists of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, LLC, of which Mr. Karp is the sole Manager.
- Ross Berman (CIK 0001433767): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 556,999; sole dispositive power 0; shared dispositive power 556,999; aggregate amount beneficially owned 556,999 (1.4% of the class)
  Comment: Comment for Type of Reporting Person: Consists of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, LLC, of which Mr. Berman is the sole Manager.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: Grove Collaborative Holdings, Inc.
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Comment: This Amendment No. 1 (this "Amendment") to Schedule 13D is filed by HCI Grove, LLC ("HCI Grove"), HCI Grove Management, LLC ("HCI Grove Management"), Jason H. Karp ("Karp") and Ross Berman ("Berman" and, together with HCI Grove, HCI Grove Management and Karp, the "Reporting Persons"), with respect to the securities of Grove Collaborative Holdings, Inc. (as amended by this Amendment No. 1, the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed, on July 8, 2025, the Reporting Persons delivered the July 8 Letter, which urged the Board to pursue strategic alternatives. In response to discussions between the Reporting Persons and members of the Board and the Company's senior management that followed the July 8 Letter, as of August 7, 2025, the Reporting Persons and the Issuer determined to establish a working group (the "Working Group") comprised of three members of the Issuer's Board (Stuart Landesberg, Larry Cheng and Jeff Yurcisin) and Messrs. Karp and Berman to facilitate the Company's identification and pursuit of avenues to create stockholder value through strategic and operational initiatives. The Working Group is expected to meet periodically to develop recommendations to the Board regarding opportunities to drive value creation for stockholders.

Consistent with the July 8 Letter, the Reporting Persons continue to believe that pursuing strategic alternatives, including a sale to a strategic company, a merger with a profitable partner or a take-private transaction with a financial sponsor are the avenues that are most likely to maximize value for the Issuer's stockholders. The Reporting Persons anticipate that, from time to time, they and their representatives will communicate with members of the Board and members of the Issuer's management, in connection with Messrs. Karp and Berman's participation in the Working Group or otherwise, and potentially with other stockholders of the Issuer, with respect to potential strategic opportunities that may be available to the Issuer, potential investment and acquisition opportunities, capital allocation and other operational, strategic, financial or governance matters. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination or financing transaction, and/or discuss and assist the Working Group in its review of one or more strategic or other opportunities (whether or not the opportunities are introduced by the Reporting Persons).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,188,109 shares of Class A Common Stock, representing approximately 5.3% of the outstanding shares of Class A Common Stock (based upon 41,012,879 shares of Class A Common Stock issued and outstanding as of August 4, 2025, as set forth on the front cover of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025 filed with the U.S. Securities and Exchange Commission on August 7, 2025).

(1) HCI Grove

Number of shares: 1,111,110
Percentage of shares: 2.7%

(2) HCI Grove Management

Number of shares: 362,000
Percentage of shares: 0.9%

(3) Jason H. Karp

Number of shares: 1,631,110 (comprised of (i) 520,000 shares of Class A Common Stock held by Mr. Karp directly and (ii) 1,111,110 shares of Class A Common Stock held by HCI Grove, of which Mr. Karp is the sole Manager)
Percentage of shares: 4.0%

(4) Ross Berman

Number of shares: 556,999 (comprised of (i) 194,999 shares of Class A Common Stock held by Mr. Berman directly and (ii) 362,000 shares of Class A Common Stock issuable upon exercise of a warrant held by HCI Grove Management, of which Mr. Berman is the sole Manager)
Percentage of shares: 1.4%

## Signatures
- HCI Grove, LLC: /s/ Jason H. Karp, Jason H. Karp/Manager (08/11/2025)
- HCI Grove Management, LLC: /s/ Ross Berman, Ross Berman/Manager (08/11/2025)
- Jason H. Karp: /s/ Jason H. Karp, Jason H. Karp (08/11/2025)
- Ross Berman: /s/ Ross Berman, Ross Berman (08/11/2025)